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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under
Section 13(e) of the Securities Exchange Act of 1934

Sauer-Danfoss Inc.
(Name of the Issuer)

Sauer-Danfoss Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

804 137 107
(CUSIP Number of Class of Securities)

Kenneth D. McCuskey
Sauer-Danfoss Inc.
2800 E. 13th Street
Ames, Iowa 50010
(515) 239-6000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Thomas W. Christopher
Jeffrey D. Symons
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
(212) 446-4800

This statement is filed in connection with (check the appropriate box):

☐
a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐
b. The filing of a registration statement under the Securities Act of 1933.

☒
c. A tender offer.

☐
d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$155,814,951.75	$11,109.61
*
Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Sauer-Danfoss Inc. (the "Company") not beneficially owned by Danfoss A/S, a corporation organized under the laws of Denmark, and its subsidiaries (the "Danfoss Group"), at a purchase price of $13.25 per Share, net to the seller in cash. As of March 12, 2010, 48,389,406 Shares were outstanding, of which 36,629,787 are held by the Danfoss Group. Accordingly, this calculation assumes the purchase of 11,759,619 Shares.

**
The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 4 for Fiscal Year 2010 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0000713.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$11,109.61
Form or Registration No.:	Schedule TO (File No. 005-55771)
Filing Party:	Danfoss Acquisition, Inc., a wholly owned subsidiary of Danfoss A/S
Date Filed:	March 10, 2010
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☒
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

 INTRODUCTION

        This Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") relates to the offer by Danfoss Acquisition, Inc. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Danfoss A/S, a corporation organized under the laws of Denmark ("Parent"), to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Sauer-Danfoss Inc., a Delaware corporation (the "Company"), not owned by Parent and its subsidiaries (the "Danfoss Group") at $13.25 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase, dated March 10, 2010 (the "Offer to Purchase"), and in the related Letter of Transmittal, each as originally filed with the Tender Offer Statement and Rule 13E-3 Transaction Statement under the cover of Schedule TO by Purchaser with the Securities and Exchange Commission (the "SEC") on March 10, 2010 (the "Schedule TO"). This Schedule 13E-3 is being filed by the Company, the issuer of the Shares.

        In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on March 19, 2010 (the "Schedule 14D-9"). The information contained in the Schedule 14D-9 and the Offer to Purchase, including all schedules, annexes and exhibits thereto, copies of which are attached as Exhibits (a)(1)(A) through (a)(1)(L) hereto, is expressly incorporated by reference to the extent such information is required in response to the items of this Schedule 13E-3, and is supplemented by the information specifically provided herein. The responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-9 and the Offer to Purchase. All information contained in this Schedule 13E-3 concerning the Company, Parent and Purchaser has been provided by such person and not by any other person.

Item 1.    Summary Terms Sheet

Regulation M-A Item 1001

        The information set forth in the section of the Offer to Purchase under "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information

Regulation M-A Item 1002

  (a)
  Name and Address. The information set forth in the Schedule 14D-9 under "Item 1. Subject Company Information—Name and Address" is incorporated herein by reference.

  (b)
  Securities. The information set forth in the Schedule 14D-9 under "Item 1. Subject Company Information—Securities" is incorporated herein by reference.

  (c)
  Trading Market and Price. The information set forth in the Offer to Purchase under "The Offer—Section 6—Price Range of the Shares; Dividends" is incorporated herein by reference.

  (d)
  Dividends. The information set forth in the Offer to Purchase under "The Offer—Section 6—Price Range of the Shares; Dividends" is incorporated herein by reference.

  (e)
  Prior Public Offerings. None.

  (f)
  Prior Stock Purchases. None.

Item 3.    Identity and Background of the Filing Person

Regulation M-A Item 1003

  (a)
  Name and Address. The filing person is the subject company. The information set forth in the Schedule 14D-9 under "Item 1. Subject Company Information" is incorporated herein by reference.

  (b)
  Business and Background of Entities. The information set forth in the Offer to Purchase under "The Offer—Section 9. Certain Information Concerning the Purchaser and Parent" is incorporated herein by reference.

  (c)
  Business and Background of Natural Persons. The information set forth in the Schedule 14D-9 under "Item 2. Identity and Background of Filing Person—Business and Background of the Company's Directors and Executive Officers" and "Annex A—Business and Background of the Company's Directors and Executive Officers", and the information set forth in the Offer to Purchase under "The Offer—Section 9. Certain Information Concerning the Purchaser and Parent" and "Schedule A—Directors and Executive Officers of Parent, the Purchaser and Controlling Stockholder of Parent" is incorporated herein by reference.

Item 4.    Terms of the Transaction

Regulation M-A Item 1004(a) and (c) through (f)

  (a)
  (1)  Material Terms (Tender Offers).

    (a)(1)(i) The information set forth in the Offer to Purchase under "Summary Term Sheet—What securities are you offering to purchase?" and "Introduction" is incorporated herein by reference.

    (a)(1)(ii) The information set forth in the Offer to Purchase under "Summary Term Sheet—How much are you offering to pay for my securities and what is the form of payment?" and "The Offer—Section 10—Source and Amounts of Funds" is incorporated herein by reference.

    (a)(1)(iii) The information set forth in the Offer to Purchase under "Summary Term Sheet—How long do I have to decide whether to tender in the offer?" and "The Offer—Section 1—Terms of the Offer" is incorporated herein by reference.

    (a)(1)(iv)-(a)(1)(v) The information set forth in the Offer to Purchase under "Summary Term Sheet—Can the offer be extended and how will I be notified if the offer is extended?" and "The Offer—Section 1—Terms of the Offer" is incorporated herein by reference.

    (a)(1)(vi) The information set forth in the Offer to Purchase under "Summary Term Sheet—Until what time can I withdraw tendered shares?", "Introduction" and "The Offer—Section 4—Withdrawal Rights" is incorporated herein by reference.

    (a)(1)(vii) The information set forth in the Offer to Purchase under "Summary Term Sheet—How do I tender my shares?", "Summary Term Sheet—Until what time can I withdraw tendered shares?", "Introduction", "The Offer—Section 3—Procedure for Tendering Shares" and "The Offer—Section 4—Withdrawal Rights" are incorporated herein by reference.

    (a)(1)(viii) The information set forth in the Offer to Purchase under "Summary Term Sheet—How do I tender my shares?", "Introduction", "The Offer—Section 1—Terms of the Offer", "The Offer—Section 2—Acceptance for Payment and Payment for Shares" and "The Offer—Section 12—Conditions of the Offer" is incorporated herein by reference.

    (a)(1)(ix) Not applicable.

    (a)(1)(x) The information set forth in the Offer to Purchase under "Special Factors—Section 11—Interests of Certain Persons in the Offer" is incorporated herein by reference.

    (a)(1)(xi) Not applicable.

    (a)(1)(xii) The information set forth in the Offer to Purchase under "Summary Term Sheet—What are the U.S. federal income tax consequences of participating in the offer?" and "The Offer—Section 5—Certain U.S. Federal Income Tax Considerations" is incorporated herein by reference.

  (a)
  (2)  Material Terms (Mergers or Similar Transactions). Not applicable.

  (c)
  Different Terms. Not applicable.

  (d)
  Appraisal Rights. The information set forth in the Offer to Purchase under "Special Factors—Section 8—Dissenter's Appraisal Rights; Rule 13e-3" and "Schedule C—General Corporation Law of Delaware Section 262 Appraisal Rights" is incorporated herein by reference.

  (e)
  Provisions for Unaffiliated Security Holders. The Company has made no arrangements in connection with the Offer to provide holders of Shares access to its corporate files or to obtain counsel or appraisal services at its expense.

  (f)
  Eligibility for Listing or Trading. Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005(a) through (c) and (e)

  (a)
  Transactions. The information set forth in the Schedule 14D-9 under "Item 3. Past Contacts, Transactions, Negotiations and Agreements" and "Item 6. Interest in the Securities of the Subject Company", and the information set forth in the Offer to Purchase under "Special Factors—Section 9—Transactions and Arrangements Concerning the Shares" and "Special Factors—Section 10—Related Party Transactions" is incorporated herein by reference.

  (b)
  -(c)  Significant Corporate Events; Negotiations or Contacts. The information set forth in the Schedule 14D-9 under "Item 4. The Solicitation or Recommendation—Background of the Offer" and "Item 7. Purposes of the Transaction and Plans or Proposals", and the information set forth in the Offer to Purchase under "Special Factors—Section 1—Background" and "Special Factors—Section 10—Related Party Transactions" is incorporated herein by reference.

  (e)
  Agreements Involving the Subject Company's Securities. The information set forth in the Schedule 14D-9 under "Item 3. Past Contacts, Transactions, Negotiations and Agreements" and the information set forth in the Offer to Purchase under "Special Factors—Section 10—Related Party Transactions" is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals

Regulation M-A Item 1006(b) and (c)(1) through (8)

  (b)
  Use of Securities. The information set forth in the Offer to Purchase under "Summary Term Sheet", "Introduction", "Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company" and "The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Registration under the Exchange Act; Margin Regulations" is incorporated herein by reference.

  (c)
  Plans.

    (c)(1) The information set forth in the Schedule 14D-9 under "Item 7. Purpose of the Transaction and Plans or Proposals" and the information set forth in the Offer to Purchase under "Summary Term Sheet", "Introduction" and "Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company" is incorporated herein by reference.

    (c)(2) The information set forth in the Schedule 14D-9 under "Item 7. Purpose of the Transaction and Plans or Proposals" and the information set forth in the Offer to Purchase under "Summary Term Sheet", "Introduction" and "Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company" is incorporated herein by reference.

    (c)(3) The information set forth in the Schedule 14D-9 under "Item 7. Purpose of the Transaction and Plans or Proposals" and the information set forth in the Offer to Purchase under "Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company", "Special Factors—Section 3—Our Position Regarding Fairness of the Transaction" and "The Offer—Section 6—Price Range of Shares; Dividends" is incorporated herein by reference.

    (c)(4) The information set forth in the Offer to Purchase under "Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company" is incorporated herein by reference.

    (c)(5) The information set forth in the Offer to Purchase under "Summary Term Sheet", "Introduction", "Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company", "Special Factors—Section 6—Effects of the Offer" and "The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Registration under the Exchange Act; Margin Regulations" is incorporated herein by reference.

    (c)(6) The information set forth in the Offer to Purchase under "Summary Term Sheet", "Introduction", "Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company", "Special Factors—Section 6—Effects of the Offer" and "The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Registration under the Exchange Act; Margin Regulations" is incorporated herein by reference.

    (c)(7) The information set forth in the Offer to Purchase under "Summary Term Sheet", "Introduction", "Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company", "Special Factors—Section 6—Effects of the Offer" and "The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Registration under the Exchange Act; Margin Regulations" is incorporated herein by reference.

    (c)(8) The information set forth in the Offer to Purchase under "Summary Term Sheet—Is this the first step in a going-private transaction?" and "The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Registration under the Exchange Act; Margin Regulations" is incorporated herein by reference.

Item 7.    Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

  (a)
  Purposes. The information set forth in the Schedule 14D-9 under "Item 7. Purpose of the Transaction and Plans or Proposals" and the information in the Offer to Purchase under "Summary Term Sheet", "Introduction", "Special Factors—Section 1—Background" and "Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company" is incorporated herein by reference.

  (b)
  Alternatives. The information set forth in the Schedule 14D-9 under "Item 4. The Solicitation or Recommendation—Background of the Offer" and "Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee—Strategic Alternatives", and the information set forth in the Offer to Purchase under "Special Factors—Section 1—Background" and "Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company" is incorporated herein by reference.

  (c)
  Reasons. The information set forth in the Schedule 14D-9 under "Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee" and "Item 4. The Solicitation or Recommendation—Summary of Financial Analysis and Opinion of the Special Committee's Financial Advisor", and the information set forth in the Offer to Purchase under "Special Factors—Section 1—Background" and "Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company" is incorporated herein by reference.

  (d)
  Effects. The information set forth in the Schedule 14D-9 under "Item 8. Additional Information" and the information set forth in the Offer to Purchase under "Introduction", "Summary Term Sheet—If I decide not to tender, how will the offer affect my shares?", "Summary Term Sheet—Are appraisal rights available in either the offer or any subsequent merger?", "Summary Term Sheet—What are the U.S. federal income tax consequences of participating in the offer?", "Special Factors—Section 8—Dissenter's Appraisal Rights; Rule 13e-3", "The Offer—Section 5—Certain U.S. Federal Income Tax Considerations", "The Offer—Section 13—Certain Legal Matters; Regulatory Approvals" and "Schedule C—General Corporation Law of Delaware Section 262 Appraisal Rights" is incorporated herein by reference.

Item 8.    Fairness of the Transaction

Regulation M-A Item 1014

  (a)
  Fairness. The information set forth in the Schedule 14D-9 under "Item 4. The Solicitation or Recommendation" is incorporated herein by reference.

  (b)
  Factors Considered in Determining Fairness. The information set forth in the Schedule 14D-9 under "Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee" and "Item 4. The Solicitation or Recommendation—Summary of Financial Analysis and Opinion of the Special Committee's Financial Advisor" and the information set forth in Exhibit (a)(5)(A) attached hereto is incorporated herein by reference.

  (c)
  Approval of Security Holders. The information set forth in the Schedule 14D-9 under "Item 2. Identity and Background of Filing Person—The Offer" and the information set forth in the Offer to Purchase under "Summary Term Sheet—What are the most significant conditions to the offer?", "The Offer—Section 1—Terms of the Offer" and "The Offer—Section 12—Conditions of the Offer" is incorporated herein by reference.

  (d)
  Unaffiliated Representative. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction. The information set forth in the Schedule 14D-9 under "Item 4. The Solicitation or Recommendation—Background of the Offer" and "Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee" is incorporated herein by reference.

  (e)
  Approval of Directors. The information set forth in the Schedule 14D-9 under "Item 4. The Solicitation or Recommendation—Solicitation Recommendation" and "Item 4. The Solicitation or Recommendation—Background of the Offer" is incorporated herein by reference.

  (f)
  Other Offers. The information set forth in the Schedule 14D-9 under "Item 4. The Solicitation or Recommendation—Background of the Offer" and "Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee—Strategic Alternatives" is incorporated herein by reference.

Item 9.    Reports, Opinions, Appraisals and Negotiations

Regulation M-A Item 1015

  (a)
  -(b)  Reports, Opinion or Appraisal; Preparer and Summary of the Report. The information set forth in the Schedule 14D-9 under "Item 4. The Solicitation or Recommendation—Background of the Offer", "Item 4. The Solicitation or Recommendation—Summary of Financial Analysis and Opinion of the Special Committee's Financial Advisor", "Item 5. Persons/Assets, Retained, Employed, Compensated or Used" and "ANNEX C—Opinion of Lazard Frères & Co. LLC" and the information set forth in Exhibit (a)(5)(B) attached hereto is incorporated herein by reference.

  (c)
  Availability of Documents. Copies of the report, opinion or appraisal referenced in this Item 9 will be made available for inspection and copying at the Company's principal executive offices located at 2800 E. 13th Street, Ames, Iowa 50010, during regular business hours by any stockholder or stockholder representative who has been so designated in writing.

Item 10.    Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

  (a)
  Source of Funds. The information set forth in the Offer to Purchase under "Summary Term Sheet—Do you have the financial resources to pay for the shares?" and "The Offer—Section 10—Source and Amounts of Funds" is incorporated herein by reference.

  (b)
  Conditions. The information set forth in the Offer to Purchase under "The Offer—Section 10—Source and Amounts of Funds" is incorporated herein by reference.

  (c)
  Expenses. The information set forth in the Schedule 14D-9 under "Item 5. Persons/Assets, Retained, Employed, Compensated or Used" and the information set forth in the Offer to Purchase under "The Offer—Section 14—Fees and Expenses" is incorporated herein by reference.

    The following table presents the estimated fees and expenses incurred by the Company in connection with the offer:

Description	Amount to be Paid
Financial advisor fees	$2,300,000
Legal fees and expenses	$2,625,000
Miscellaneous expenses	$75,000
Total	$5,000,000
  (d)
  Borrowed Funds. The information set forth in the Offer to Purchase under "Summary Term Sheet—Do you have the financial resources to pay for the shares?" and "The Offer—Section 10—Source and Amounts of Funds" is incorporated herein by reference.

Item 11.    Interest in Securities of the Subject Company

Regulation M-A Item 1008

  (a)
  -(b)  Ownership of Securities; Securities Transactions. The information set forth in the Schedule 14D-9 under "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Certain Arrangements between the Company and Its Executive Officers, Directors and Affiliates" and "Item 6. Interest in Securities of the Subject Company", and the information set forth in the Offer to Purchase under "Special Factors—Section 9—Transactions and Arrangements Concerning the Shares" and "Schedule B—Security Ownership of Certain Beneficial Owners" is incorporated herein by reference.

Item 12.    The Solicitation or Recommendation

Regulation M-A Item 1012(d) and (e)

  (d)
  Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Schedule 14D-9 under "Item 4. The Solicitation or Recommendation—Intent to Tender" and the information set forth in the Offer to Purchase under "The Offer—Section 9—Certain Information Concerning the Purchaser and Parent" is incorporated herein by reference.

  (e)
  Recommendations of Others. The information set forth in the Schedule 14D-9 under "Item 4. The Solicitation or Recommendation—Solicitation Recommendation" and "Item 4. The Solicitation or Recommendation—Reasons for the Recommendation of the Special Committee", and the information set forth in the Offer to Purchase under "The Offer—Section 9—Certain Information Concerning the Purchaser and Parent" is incorporated herein by reference.

Item 13.    Financial Statements Consideration

Regulation M-A Item 1010(a) through (b)

  (a)
  Financial Information. The audited consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2009 and December 31, 2008, and the notes thereto, are incorporated herein by reference to "Part II—Item 8—Financial Statements and Supplementary Data" of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC on March 4, 2010. The information set forth in the Offer to Purchase under "The Offer—Section 8—Certain Information Concerning the Company" is incorporated herein by reference.

  (b)
  Pro Forma Information. Pro forma financial information is not material to the Offer.

Item 14.    Persons/Assets Retained, Employed, Compensated or Used

Regulation M-A Item 1009

  (a)
  Solicitations or Recommendations. The information set forth in the Schedule 14D-9 under "Item 5. Persons/Assets, Retained, Employed, Compensated or Used" is incorporated herein by reference. Reference is further made to the information set forth in the Offer to Purchase under "The Offer—Section 14—Fees and Expenses" with respect to the persons employed or retained by Parent and Purchaser.

  (b)
  Employees and Corporate Assets. The information set forth in the Schedule 14D-9 under "Item 5. Persons/Assets, Retained, Employed, Compensated or Used" is incorporated herein by reference.

Item 15.    Additional Information

Regulation M-A Item 1011(b)

  (b)
  Other Material Information. The information set forth in the Schedule 14D-9 under "Item 8. Additional Information" is incorporated herein by reference.

Item 16.    Exhibits

Regulation M-A Items 1016(a) through (d), (f) and (g)

        The following exhibits are filed herewith:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated March 10, 2010 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Parent and the Purchaser with the SEC on March 10, 2010).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by Parent and the Purchaser with the SEC on March 10, 2010).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by Parent and the Purchaser with the SEC on March 10, 2010).
(a)(1)(D)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by Parent and the Purchaser with the SEC on March 10, 2010).
(a)(1)(E)
Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed by Parent and the Purchaser with the SEC on March 10, 2010).
(a)(1)(F)
Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Parent and the Purchaser with the SEC on March 10, 2010).
(a)(1)(G)
Letter dated December 21, 2009 to the Board of Directors of the Company (incorporated by reference to Exhibit C to the Schedule 13D amendment filed by the Purchaser, Parent and Danfoss Murmann Holding A/S with the SEC on December 22, 2009).
(a)(1)(H)	Press Release issued by Parent and the Purchaser on December 22, 2010 (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the SEC on December 22, 2009).
(a)(1)(I)	Press Release issued by Parent and the Purchaser on January 8, 2010 (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the SEC on January 8, 2010).
(a)(1)(J)	Press Release issued by Parent and the Purchaser on January 15, 2010 (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the SEC on January 15, 2010).
(a)(1)(K)	Press Release issued by Parent and the Purchaser on March 9, 2010 (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the SEC on March 9, 2010).
(a)(1)(L)	Summary Advertisement as published on March 10, 2010, in the Investor's Business Daily (incorporated by reference to Exhibit (a)(1)(xii) to the Schedule TO filed on March 10, 2010).

Exhibit No.	Description
(a)(2)(A)	Press Release issued by the Company on December 22, 2009 (incorporated by reference to the Form 8-K filed by the Company with the SEC on December 23, 2009).
(a)(2)(B)	Press Release issued by the Company on March 9, 2010 (incorporated by reference to the Schedule 14D-9 filed by the Company with the SEC on March 10, 2010).
(a)(2)(C)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Schedule 14D-9 filed by the Company with the SEC on March 19, 2010)
(a)(5)(A)	2010 through 2012 Consolidated Financial Projections of the Company (incorporated by reference to Schedule E to the Offer to Purchase)
(a)(5)(B)	Presentation to the Special Committee by Lazard, dated March 8, 2010
(a)(5)(C)
Complaint of Kenneth R. Loiselle et al., v. Sauer-Danfoss Inc., Jorgen M. Clausen, Sven Murmann, Niels B. Christiansen, Kim Fausing, William E. Hoover, Jr., Johannes F. Kirchhoff, F. Joseph Loughrey, Per Have, Sven Ruder, Steven H. Wood, Klaus H. Murmann, Danfoss Acquisition, Inc. and Danfoss A/S, filed in the Court of Chancery of the State of Delaware, dated December 23, 2009 (incorporated by reference to Exhibit (a)(5)(ii) to the Schedule TO filed by Parent and the Purchaser with the SEC on March 10, 2010).
(a)(5)(D)
Complaint of Laurie Forrest et al., v. Sauer-Danfoss Inc., Sven Ruder, Niels B. Christiansen, Jorgen M. Clausen, Kim Fausing, William E. Hoover, Jr., Johannes F. Kirchhoff, F. Joseph Loughrey, Frederik Lotz, Sven Murmann, Steven H. Wood and Danfoss A/S, filed in the Court of Chancery in the State of Delaware, dated December 23, 2009 (incorporated by reference to Exhibit (a)(5)(iii) to the Schedule TO filed by Parent and the Purchaser with the SEC on March 10, 2010).
(a)(5)(E)
Complaint of John and Michelle Freise et al., v. Sauer-Danfoss Inc., Jorgen M. Clausen, Sven Murmann, Niels B. Christiansen, Kim Fausing, William E. Hoover, Jr., Johannes F. Kirchhoff, F. Joseph Loughrey, Per Have, Sven Ruder, Steven H. Wood, Klaus H. Murmann, Danfoss Acquisition, Inc., and Danfoss A/S, filed in the Iowa District Court for Story County, dated December 23, 2009 (incorporated by reference to Exhibit (a)(5)(iv) to the Schedule TO filed by Parent and the Purchaser with the SEC on March 10, 2010).
(a)(5)(F)
Complaint of Scott Crouthamel et al., v. Sauer-Danfoss Inc., Jorgen M. Clausen, Sven Murmann, Niels B. Christiansen, Kim Fausing, William E. Hoover, Jr., Johannes F. Kirchhoff, F. Joseph Loughrey, Per Have, Sven Ruder, Steven H. Wood, Klaus H. Murmann, Danfoss Acquisition, Inc., and Danfoss A/S, filed in the Iowa District Court for Story County, dated February 10, 2010 (incorporated by reference to Exhibit (a)(5)(v) to the Schedule TO filed by Parent and the Purchaser with the SEC on March 10, 2010).
(b)(1)
Committed Multicurrency Term Loan and Revolving Credit Facilities Agreement, dated as of February 4, 2008, between Parent and Danske Bank A/S (incorporated by reference to Exhibit (b)(1) to the Schedule TO filed by Parent and the Purchaser with the SEC on March 10, 2010).
(b)(2)
Amendment No. 1, dated as of January 4, 2010, to Committed Multicurrency Term Loan and Revolving Credit Facilities Agreement, dated as of February 4, 2008, between Parent and Danske Bank A/S (incorporated by reference to Exhibit (b)(2) to the Schedule TO filed by Parent and the Purchaser with the SEC on March 10, 2010).

Exhibit No.	Description
(c)	Opinion of Lazard Frères & Co. LLC, dated March 10, 2010 (incorporated by reference to Exhibit (a)(3) of the Schedule 14D-9 filed by the Company with the SEC on March 19, 2010).
(d)(1)
The Sauer-Danfoss Inc. 1998 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1(p) to Amendment No. 1 to the Company's Form S-1 Registration Statement filed with the SEC on April 23, 1998).
(d)(2)
The Amendment, effective May 3, 2000, to the Sauer-Danfoss Inc. 1998 Long-Term Incentive Plan (incorporated by reference to Exhibit (e)(18) above, filed as Exhibit 10.1(v) to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 16, 2000).
(d)(3)
The Amendment to the Sauer-Danfoss Inc. 1998 Long-Term Incentive Plan effective December 4, 2002 (incorporated by reference to Exhibit 10.1(bd) to the Company's Annual Report on Form 10-K filed with the SEC on March 12, 2003).
(d)(4)	The Second Amendment to Sauer-Danfoss Inc. 1998 Long-Term Incentive Plan (incorporated by reference to Exhibit 10 to the Company's Current Report on Form 8-K filed with the SEC on August 24, 2006).
(d)(5)
The Sauer-Danfoss Inc. Non-employee Director Stock Option and Restricted Stock Plan (incorporated by reference to Exhibit 10.1(q) to Amendment No. 1 to the Company's Registration Statement filed with the SEC on April 23, 1998).
(d)(6)
The Amendment, effective May 3, 2000, to the Sauer-Danfoss Inc. Non-Employee Director Stock Option and Restricted Stock Plan referred to in Exhibit (e)(22) above (incorporated by reference to Exhibit 10.1(x) to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 16, 2000).
(d)(7)
The Amendment to the Sauer-Danfoss Inc. Non-Employee Director Stock Option and Restricted Stock Plan effective December 4, 2002 (incorporated by reference to Exhibit 10.1(ak) to the Company's Annual Report on Form 10-K filed with the SEC on March 12, 2003).
(d)(8)
Form of 2005 Performance Unit Award Agreement under the Sauer-Danfoss Inc. 1998 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1(bx) to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 10, 2005).
(d)(9)
Form of Non-employee Director Restricted Stock Award Agreement under the Sauer-Danfoss Inc. Non-employee Director Stock Option and Restricted Stock Plan (incorporated by reference to Exhibit 10.1(by) to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 10, 2005).
(d)(10)
The Sauer-Danfoss Inc. 409A Deferred Compensation Plan for Selected Employees (As Amended and Restated Effective as of January 1, 2008) (incorporated by reference to Exhibit 10.1(ar) to the Company's Annual Report on Form 10-K filed with the SEC on March 24, 2009).
(d)(11)	The Sauer-Danfoss Inc. 2006 Omnibus Incentive Plan (incorporated by reference to Appendix A to the Company's Definitive Proxy Statement filed with the SEC on April 24, 2006).
(d)(12)
Form of Performance Unit Award Agreement under the Sauer-Danfoss Inc. 2006 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on June 7, 2006).

Exhibit No.	Description
(d)(13)	Form of Performance Unit Award Agreement under the Sauer-Danfoss Inc. 2006 Omnibus Incentive Plan (incorporated by reference to as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on April 5, 2007).
(d)(14)
Form of Sauer-Danfoss Inc. 2006 Omnibus Incentive Plan Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.1(aq) to the Company's Annual Report on Form 10-K filed with the SEC on March 4, 2010).
(d)(15)
The Restricted Stock Award Agreement with Wolfgang Schramm dated June 14, 2007 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2007).
(d)(16)
The 2008 Performance Unit Award Agreement with David J. Anderson dated March 12, 2008 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 1, 2008).
(d)(17)
The Amended and Restated Award Agreement with David J. Anderson dated January 2, 2008 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on January 4, 2008).
(d)(18)
The Amended and Restated Award Agreement with David J. Anderson dated January 2, 2008 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on January 4, 2008).
(d)(19)	The Registration Rights Agreement (incorporated by reference to Exhibit 10.1(b) to Amendment No. 1 to the Company's Form S 1 Registration Statement filed with the SEC on April 23, 1998)
(f)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Schedule C of the Offer to Purchase)
(g)	None.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

SAUER-DANFOSS INC.
	By:	/s/ SVEN RUDER
		Name:	Sven Ruder
		Title:	President and Chief Executive Officer
Dated: March 19, 2010

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INTRODUCTION
  Item 1. Summary Terms Sheet
  Item 2. Subject Company Information
  Item 3. Identity and Background of the Filing Person
  Item 4. Terms of the Transaction
  Item 5. Past Contacts, Transactions, Negotiations and Agreements
  Item 6. Purposes of the Transaction and Plans or Proposals
  Item 7. Purposes, Alternatives, Reasons and Effects
  Item 8. Fairness of the Transaction
  Item 9. Reports, Opinions, Appraisals and Negotiations
  Item 10. Source and Amounts of Funds or Other Consideration
  Item 11. Interest in Securities of the Subject Company
  Item 12. The Solicitation or Recommendation
  Item 13. Financial Statements Consideration
  Item 14. Persons/Assets Retained, Employed, Compensated or Used
  Item 15. Additional Information
  Item 16. Exhibits
SIGNATURE